FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 333-144010

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Declaration of Acquisition of Material Share Interest dated September 5, 2007, regarding the acquisition of class A common shares representing 14.01% of the Company’s common shares.

FREE TRANSLATION

DECLARATION OF ACQUISITION OF MATERIAL SHARE INTEREST

São Paulo, Brazil, September 5, 2007 — Pursuant to article 12, instruction 358 dated January 3, 2002 of the Brazilian Securities and Exchange Commission (CVM), Janus Capital Management LLC, a company organized and existing under the laws of the United States of America, headquartered at Detroit Street, Denver, Colorado 80206, USA (“Janus”), in its capacity as a foreign investment management company, informs that it has acquired on behalf of its clients, class A common shares (“Shares ON Class A”) issued by Cosan Limited, a company organized and existing under the laws of Bermuda, enrolled with the Corporate Taxpayers Roll (CNPJ/MF) under No. 08.887.330/0001-52 (the “Company”), having under management, as of August 24, 2007, an aggregate of 27,500,000 Shares ON Class A of the Company, corresponding to 14.01% of the total common shares of the Company. No other company of the Janus group holds any equity interest in the Company.

This is a minority investment and does not change the control or management structure of the Company. Currently, Janus is not aiming for a specific number of the Company's shares. Neither Janus nor any of its affiliates holds, directly or indirectly, any debentures convertible into shares or is a party to any agreement or contract regulating the exercise of voting rights or the purchase or sale of shares issued by the Company.

São Paulo, September 5, 2007

Paulo Diniz
Chief Financial Officer
and Investors Relations Officer
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 5, 2007	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer